UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gorilla Technology Group Inc.

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
G4000K100

(CUSIP Number)

July 13, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4000K100	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS T Ventures Management Co Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,527,383(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,527,383(1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,527,383(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(1)(2)
12		TYPE OF REPORTING PERSON IA
(1)	Represents 4,527,383 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held by Telstra Ventures Fund II, L.P. (“Telstra Ventures Fund 2”). Telstra Ventures Fund 2 is controlled by its general partner T Ventures Fund II, GP, Ltd. (“T Ventures”). T Ventures is controlled by its board of directors. T Ventures Management Co Ltd is the Manager of T Ventures.

(2)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

CUSIP No. G4000K100	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Gorilla Technology Group Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

7F, No.302, Ruey Kuang Road, Neihu, Taipei 114720, Taiwan, R.O.C.

Item 2.	(a) Names of Person Filing:

T Ventures Management Co Ltd

Telstra Ventures Fund II, L.P.

T Ventures Fund II, GP, Ltd.

Item 2.	(b) Address of Principal Business Office:

The business address of T Ventures Management Co Ltd is Limited North Suite 2, Town Mills Rue Du Pre, St Peter Port Guernsey, GY1 1LT

The business address of T Ventures is c/- Langham Hall (Guernsey) Limited North Suite 2, Town Mills Rue Du Pre, St Peter Port Guernsey, GY1 1LT.

Item 2.	(c) Citizenship:

T Ventures Management Co Ltd - Limited North Suite 2, Town Mills Rue Du Pre, St Peter Port Guernsey, GY1 1LT

T Ventures - North Suite 2, Town Mills Rue Du Pre, St Peter Port Guernsey, GY1 1LT

Item 2.	(d) Title of Class of Securities

Ordinary shares, par value $0.0001 per share

Item 2.	(e) CUSIP No.:

G4000K100

CUSIP No. G4000K100	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G4000K100	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Information with respect to the Reporting Person’s ownership of the Ordinary Shares as of July 13, 2022, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

This Schedule 13G is filed by T Ventures Management Co Ltd and T Ventures (collectively, the "Reporting Persons") with respect to the Ordinary Shares of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G4000K100	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

T Ventures Management Co Ltd

By:	/s/ Geoffrey Dolphin
Geoffrey Dolphin, CFO